Exhibit (a)(1)(A)

Nam Tai Property Inc.

Offer to Purchase for Cash Up to 15,000,000 Shares of Its Common Stock

for a Purchase Price of $5.50 Net Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 4, 2015, UNLESS THE TENDER OFFER IS EXTENDED.

Nam Tai Property Inc., a British Virgin Islands corporation (the “Company”), is offering to purchase up to 15,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”) at a price of $5.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the “Tender Offer”). Unless the context otherwise requires, references to shares refer to the Company Common Stock.

We will purchase only shares properly tendered and not properly withdrawn in the Tender Offer. All shares we acquire in the Tender Offer will be acquired at the same purchase price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we will not purchase all of the shares tendered if more than the number of shares we seek to purchase are properly tendered and not properly withdrawn. We will return shares tendered that we do not purchase because of proration or conditional tenders to the tendering stockholders at our expense promptly after the Tender Offer expires. See “The Tender Offer—Purchase of Shares and Payment of Purchase Price.” The Tender Offer is not conditioned upon any minimum number of shares being tendered. The Tender Offer is, however, subject to certain conditions. See “The Tender Offer—Conditions of the Tender Offer” and “The Tender Offer—Source and Amount of Funds.”

Questions and requests for assistance may be directed to Georgeson Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent.

The shares are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “NTP.” On July 31, 2015, the last full trading day before commencement of the Tender Offer, the last reported sales price of the shares reported by the NYSE was $4.90 per share. We recommend that stockholders obtain current market quotations for the shares. See “The Tender Offer—Price Range of the Shares/Dividends.”

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE INFORMATION AGENT OR COMPUTERSHARE TRUST COMPANY, N.A., THE DEPOSITARY FOR THE OFFER (THE “DEPOSITARY”), OR ANY OF OUR OR THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY OF OUR OR THEIR RESPECTIVE AFFILIATES HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE TENDER OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN DOING SO, YOU SHOULD CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

The Information Agent for the Tender Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Call Toll-Free: (888) 666-2580

August 3, 2015

IMPORTANT

If you want to tender all or part of your shares, you must do one of the following before the Tender Offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to the Depositary, at its address shown on the Letter of Transmittal;

•	if you are an institution participating in The Depository Trust Company, tender your shares according to the procedure for book-entry transfer described in “The Tender Offer—Procedures for Tendering Shares.”

We are not making the Tender Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Tender Offer to stockholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Tender Offer. You should rely only on the information contained in this Offer to Purchase and in the related Letter of Transmittal or in documents to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Tender Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Depositary or the Information Agent.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. The Company is at times referred to as “we,” “our” or “us.” We at times refer to the shares of Company Common Stock as the “shares.” This summary term sheet highlights the material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Tender Offer to the same extent described in this Offer to Purchase and the related Letter of Transmittal. We recommend that you read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Tender Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion where helpful.

What is the purpose of the Tender Offer?

Having reviewed our cash position, financial performance, future prospects, investment and acquisition strategy, and capital structure as well as the trading price and volume of our shares on the New York Stock Exchange (“NYSE”), including our previous tender offer launched in late April, 2015, and after considering a variety of alternatives for the use of our financial resources, our board of directors (“Board”) approved a tender offer to purchase up to 15,000,000 shares at a price of $5.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest. We believe that the terms of the tender offer set forth in this Offer to Purchase represent an efficient mechanism to provide our shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. The Tender Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price. In addition, if we complete the Tender Offer, shareholders who do not participate in the Tender Offer will automatically increase their relative percentage ownership interest in the Company at no additional cost to them. The Tender Offer also provides our shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, “odd lot holders” who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased in the Tender Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their shares in the open market. The shares purchased by the Company in the Tender Offer will be retired.

Has the Company or the Board adopted a position on the Tender Offer?

While the Board has authorized the Tender Offer, it has not, nor has the Company, the Information Agent or the Depositary or any of their respective affiliates, made, and none of them is making, any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decisions as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in, or incorporated by reference in, this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Tender Offer. You are urged to discuss your decisions with your own tax advisors, financial advisors and/or brokers.

Who is offering to purchase my shares?

The Company.

What will the purchase price for the shares be and what will be the form of payment?

We are purchasing the shares at a price of $5.50 net per share. All shares we purchase will be purchased at the same price. If we purchase your shares in the Tender Offer, we will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the Tender Offer expires. See “The Tender Offer—Terms of the Tender Offer” and “The Tender Offer—Purchase of Shares and Payment of Purchase Price.” Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

How many shares is the Company offering to purchase in the Tender Offer?

We are offering to purchase up to 15,000,000 shares of Company Common Stock. The 15,000,000 shares represent approximately 37.9% of our issued and outstanding Company Common Stock as of August 3, 2015. See “The Tender Offer—Terms of the Tender Offer.” If fewer than 15,000,000 shares are properly tendered and not properly withdrawn, we will purchase all such shares that are properly tendered and not properly withdrawn. If more than 15,000,000 shares are properly tendered and not properly withdrawn, we will purchase all shares tendered on a pro rata basis, except for “odd lots” (lots of fewer than 100 shares), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase (except as described in “The Tender Offer—Conditional Tender of Shares”). The Tender Offer is not conditioned on any minimum number of shares being tendered, but is subject to certain conditions. See “The Tender Offer—Conditions of the Tender Offer.”

How will the Company pay for the shares?

Assuming that the maximum of 15,000,000 shares are tendered in the Tender Offer, the aggregate purchase price will be approximately $82,500,000. We anticipate that we will pay for the shares tendered in the Tender Offer from our available cash and a U.S. dollar denominated credit facility from HSBC, as most of our cash and cash equivalent assets and denominated in Renminbi. At the time of this Tender Offer, except as otherwise described herein, the Company does not have any alternative financing arrangements or plans in place. See “The Tender Offer—Source and Amount of Funds.”

How long do I have to tender my shares; can the Tender Offer be extended, amended or terminated?

You may tender your shares until the Tender Offer expires. The Tender Offer will expire at 5:00 p.m., New York City Time on September 4, 2015, unless we extend it (such date and time, as they may be extended, the “Expiration Time”). See “The Tender Offer—Terms of the Tender Offer.” If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to tender your shares on your behalf. We recommend that you contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline. See “The Tender Offer—Procedures for Tendering Shares.”

We may choose to extend the Tender Offer at any time and for any reason, subject to applicable laws. See “The Tender Offer—Extension of the Tender Offer; Termination; Amendment.” We cannot assure you that we will extend the Tender Offer or indicate the length of any extension that we may provide. If we extend the Tender Offer, we will delay the acceptance of any shares that have been tendered. We can also amend the Tender Offer in our sole discretion or terminate the Tender Offer under certain circumstances. See “The Tender Offer—Conditions of the Tender Offer” and “The Tender Offer—Extension of the Tender Offer; Termination; Amendment.”

How will I be notified if the Company extends the Tender Offer or amends the terms of the Tender Offer?

If we extend the Tender Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. We will announce any amendment to the Tender Offer by making a public announcement of the amendment. See “The Tender Offer—Extension of the Tender Offer; Termination; Amendment.”

Following the Tender Offer, will the Company continue as a public company?

Yes. The completion of the Tender Offer in accordance with its terms and conditions will not cause the Company to be delisted from the NYSE or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Are there conditions to the Tender Offer?

Yes. Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived prior to the Expiration Time, including:

•	no legal action shall have been threatened, pending or taken that might adversely affect the Tender Offer;

•	no general suspension of trading in, or general limitation on prices for, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the People’s Republic of China shall have occurred;

•	no decrease of more than 10% in the market price of the shares or in the general level of market prices for equity securities in the United States or the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies measured from the close of trading on July 31, 2015, the last trading day prior to commencement of the Tender Offer, shall have occurred;

•	no commencement of a war, armed hostilities or other similar national or international calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or the People’s Republic of China shall have occurred on or after the date of this Offer to Purchase, nor shall any material escalation of any war or armed hostilities which had commenced prior to the date of this Offer to Purchase have occurred;

•	no changes in the general political, market, economic or financial conditions, domestically or internationally, that are reasonably likely to materially and adversely affect our business, the trading in the shares or the trading price of the shares shall have occurred;

•	no person shall have proposed or announced any merger, business combination or other similar transaction involving us or made a tender or exchange offer for our shares (other than the Tender Offer);

•	no person (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of our outstanding shares (other than as publicly disclosed in a filing with the SEC on or before July 31, 2015). In addition, no new group shall have been formed since July 31, 2015, that beneficially owns more than 5% of our outstanding shares;

•	no person (including a group) that has publicly disclosed in a filing with the SEC on or before July 31, 2015, that it has beneficial ownership of more than 5% of our outstanding shares shall have acquired, or publicly announced its proposal to acquire, beneficial ownership of an additional 2% of our shares (other than by virtue of the Tender Offer made hereby);

•	no person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or our subsidiaries’ assets or securities;

•	no material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects, or ability to pay our debts as they come due in the ordinary course of our business shall have occurred during the Tender Offer or be reasonably expected to occur; and

•	we shall not have determined that as a result of the consummation of the Tender Offer and the purchase of securities that there will be a reasonable likelihood that either (1) the shares will be held of record by fewer than 300 persons or (2) the shares will be delisted from the NYSE or be eligible for deregistration under the Exchange Act.

The conditions to the Tender Offer are described in greater detail in “The Tender Offer—Conditions of the Tender Offer” and “The Tender Offer—Source and Amount of Funds.”

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before 5:00 p.m., New York City time, on September 4, 2015, or any later time and date to which the Tender Offer may be extended:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to the Depositary at its address shown on the Letter of Transmittal; or

•	if you are an institution participating in The Depository Trust Company, tender your shares according to the procedure for book-entry transfer described in “The Tender Offer—Procedures for Tendering Shares”.

If you want to tender your shares, but:

•	your certificates for your shares are not immediately available or cannot be delivered to the Depositary by the expiration of the Tender Offer;

•	you cannot comply with the procedure for book-entry transfer by the expiration of the Tender Offer; or

•	your other required documents cannot be delivered to the Depositary by the expiration of the Tender Offer you can still tender your shares if you comply with the guaranteed delivery procedure described in “The Tender Offer—Procedures for Tendering Shares.”

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See “The Tender Offer—Procedures for Tendering Shares” and the Instructions to the Letter of Transmittal.

What happens if more than 15,000,000 shares are tendered?

If more than 15,000,000 shares are properly tendered and not properly withdrawn prior to the Expiration Time, we will purchase shares:

•	first, from holders of all “odd lots” of fewer than 100 shares who properly tender all of their shares and do not properly withdraw them before the Expiration Time;

•	second, from all other stockholders who properly tender shares on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit us to purchase 15,000,000 shares, from holders who have tendered shares conditionally (for whom the condition was not initially satisfied but would be satisfied by the acceptance of all of their shares) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

See “The Tender Offer—Terms of the Tender Offer.”

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you own beneficially or of record fewer than 100 shares in the aggregate, you properly tender all of these shares prior to the Expiration Time and you complete the section entitled “odd lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares without subjecting them to the proration procedure. See “The Tender Offer—Terms of the Tender Offer.”

Once I have tendered shares in the Tender Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on September 4, 2015, unless we extend the Tender Offer, in which case you can withdraw your shares until the expiration of the Tender Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after midnight, New York City time, on September 28, 2015. See “The Tender Offer—Withdrawal Rights.”

How do I withdraw shares I previously tendered?

To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in “The Tender Offer—Procedures for Tendering Shares.” See “The Tender Offer—Withdrawal Rights.” If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct the nominee to arrange for the withdrawal of your shares.

Do the directors and executive officers of the Company intend to tender their shares in the Tender Offer?

This Tender Offer is offered to all of our shareholders including the directors and executive officers of the Company, who may tender their shares if so desired.

If I decide not to tender, how will the Tender Offer affect my shares?

Stockholders who choose not to tender their shares will own a greater percentage interest in the outstanding Company Common Stock following the consummation of the Tender Offer.

What is the recent market price of my shares?

On July 31, 2015, the last full trading day before commencement of the Tender Offer, the last reported sales price of the shares reported by the NYSE was $4.90 per share. We recommend that you obtain current market quotations before deciding whether to tender your shares. See “The Tender Offer—Price Range of the Shares/Dividends.”

When will the Company pay for the shares I tender?

We will pay the purchase price, net to the seller in cash, less any applicable withholding tax and without interest, for the shares we purchase promptly after the expiration of the Tender Offer. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in “The Tender Offer—Conditional Tender of Shares,” we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Tender Offer until up to seven business days after the Expiration Time.

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares you tender your shares directly to the Depositary, you will not have to pay brokerage fees or similar expenses. If you own your shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders your shares on your behalf, the nominee may charge you a fee for doing so. You should consult with your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. See “The Tender Offer—Fees and Expenses.”

What are the United States federal income tax consequences if I tender my shares?

Generally, if you are a U.S. Holder (as defined in “The Tender Offer—United States Federal Income Tax Consequences”), your receipt of cash from us in exchange for the shares you tender will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered shares generally will be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the shares purchased by us or as a distribution from us in respect of shares. U.S. Holders that held our shares for any taxable year during which we were a “passive foreign investment company” (PFIC) could be subject to particular adverse tax consequences upon the disposition of such U.S. Holder’s shares. Please see “The Tender Offer—United States Federal Income Tax Consequences” for a more detailed discussion on the tax treatment of the Offer to U.S. Holders, including the consequences to U.S. Holders as a result of the PFIC rules. All stockholders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of participating in the Offer.

Will I have to pay stock transfer taxes if I tender my shares?

We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or if tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See “The Tender Offer—Purchase of Shares and Payment of Purchase Price.”

Does the Company intend to repurchase any shares other than pursuant to the Tender Offer during or after the Tender Offer?

Rule 13e-4(f) under the Exchange Act prohibits us and our affiliates from purchasing any shares other than in the Tender Offer until at least ten business days after the Expiration Time or other termination of the Tender Offer. We have no plans to purchase any such additional shares other than pursuant to the Tender Offer. See “The Tender Offer—Miscellaneous.”

To whom can I talk if I have questions?

If you have any questions regarding the Tender Offer, please contact the Information Agent for the Tender Offer. Contact information for the Information Agent is set forth on the back cover of this Offer to Purchase.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Offer to Purchase, including any information or documents incorporated by reference or deemed to be incorporated by reference, contains “forward-looking statements” that are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such risks, trends and uncertainties are in some instances beyond the Company’s control.

When used in this Offer to Purchase or in the documents incorporated by reference, the words “believe,” “expect,” “anticipate,” “estimate,” “could,” “should,” “intend,” “likely,” “potential” and other similar expressions generally identify forward-looking statements. These statements are not guarantees of performance and we caution you not to place undue reliance on these statements, which speak only as of the date on which such statements were made. They are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events.

In addition, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the SEC, which is incorporated by reference herein, for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact our company and business. See the section of this Offer to Purchase titled “Cautionary Note on Forward-Looking Statements.” Any statement contained in this Offer to Purchase or in a document incorporated herein by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is modified or superseded in any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

Notwithstanding anything in this Offer to Purchase, the Letter of Transmittal or any document incorporated by reference into this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with tender offers.

INTRODUCTION

To the Holders of our Common Stock:

We invite our stockholders to tender shares of Company Common Stock for purchase by us. Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, we are offering to purchase up to 15,000,000 shares at a price of $5.50 per share, net to the seller in cash, less applicable withholding taxes and without interest. The shares purchased by the Company in the Tender Offer will be retired.

The Tender Offer will expire at 5:00 p.m., New York City time, on September 4, 2015, unless extended (such date and time, as they may be extended, the “Expiration Time”).

Because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we will not purchase all of the shares tendered if more than the number of shares we seek are properly tendered. We will return shares that we do not purchase because of the “odd lot” priority, proration or conditional tender provisions to the tendering stockholders at our expense promptly following the Expiration Time. See “The Tender Offer—Purchase of Shares and Payment of Purchase Price.”

Tendering stockholders whose shares are registered in their own names and who tender directly to Computershare Trust Company, N.A., the Depositary for the Tender Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 to the Letter of Transmittal, stock transfer taxes on the purchase of shares by us in the Tender Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders your shares on your behalf, the nominee may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Tender Offer is not conditioned upon any minimum number of shares being tendered. Our obligation to accept, and pay for, shares validly tendered pursuant to the Tender Offer is conditioned upon satisfaction or waiver of the conditions set forth in “The Tender Offer—Conditions of the Tender Offer.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY OF OUR OR THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY OF OUR OR THEIR RESPECTIVE AFFILIATES HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE TENDER OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN DOING SO, YOU SHOULD CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER.

Any tendering stockholder or other payee that fails to complete, sign and return to the Depositary the IRS Form W-9 included with the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to United States backup withholding at a rate equal to 28% of the gross proceeds paid to the holder or other payee pursuant to the Tender Offer, unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding. See “The Tender Offer—Procedures for Tendering Shares.” Also see “The Tender Offer—United States Federal Income Tax Consequences” regarding certain United States federal income tax consequences of a sale of shares pursuant to the Tender Offer.

As of July 31, 2015, there were 39,618,322 shares of Company Common Stock issued and outstanding. The 15,000,000 shares that we are offering to purchase hereunder represent approximately 37.9% of the total number of issued and outstanding shares of Company Common Stock as of July 31, 2015. The shares are listed and traded on the NYSE under the symbol “NTP.” On July 31, 2015, the last full trading day before commencement of the Tender Offer, the last reported sales price of the shares reported by the NYSE was $4.90 per share. We recommend that stockholders obtain current market quotations for the shares before deciding whether to tender their shares. See “The Tender Offer—Price Range of the Shares/Dividends.”

THE TENDER OFFER

Terms of the Tender Offer

General. Upon the terms and subject to the conditions of the Tender Offer, we will purchase up to 15,000,000 shares of Company Common Stock, or if fewer shares are properly tendered, all shares that are properly tendered and not properly withdrawn in accordance with “The Tender Offer—Withdrawal Rights,” at a price of $5.50 per share, net to the seller in cash, less any applicable withholding tax and without interest.

The term “Expiration Time” means 5:00 p.m., New York City time, on September 4, 2015, unless we, in our sole discretion, extend the period of time during which the Tender Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Tender Offer, as so extended by us, shall expire. See “The Tender Offer—Extension of the Tender Offer; Termination; Amendment” for a description of our right to extend, delay, terminate or amend the Tender Offer.

In the event of an over-subscription of the Tender Offer as described below, shares properly tendered and not properly withdrawn will be subject to proration, except for “odd lots.” The proration period and, except as described herein, withdrawal rights, expire at the Expiration Time.

If we:

•	increase the price to be paid for shares above $5.50 per share or decrease the price to be paid for shares below $5.50 per share;

•	increase the number of shares being sought in the Tender Offer and such increase in the number of shares being sought exceeds 2% of our outstanding shares (or approximately 792,000 shares); or

•	decrease the number of shares being sought in the Tender Offer; and

the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time, on the tenth business day from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in “The Tender Offer—Extension of the Tender Offer; Termination; Amendment,” then the Tender Offer will be extended until the expiration of such period of ten business days. For the purposes of the Tender Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. to approximately 12:00 midnight, New York City time.

The Tender Offer is not conditioned on any minimum number of shares being tendered. The Tender Offer is, however, subject to satisfaction of certain conditions.

All shares purchased pursuant to the Tender Offer will be purchased at $5.50 per share net to the seller in cash, less any applicable withholding tax and without interest. All shares not purchased pursuant to the Tender Offer, including shares not purchased because of proration, will be returned to the tendering stockholders at the Company’s expense promptly following the Expiration Time. See “The Tender Offer—Price Range of the Shares/Dividends” for recent market prices for the shares.

Stockholders also can specify the order in which we will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Tender Offer. In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration, the Depositary will select the order of shares purchased.

If the number of shares properly tendered and not properly withdrawn prior to the Expiration Time is less than or equal to 15,000,000 shares, or such greater number of shares as we may elect to accept for payment, we will, subject to applicable law and upon the terms and subject to the conditions of the Tender Offer, purchase all shares so tendered.

Priority of Purchases. Upon the terms and subject to the conditions of the Tender Offer, if more than 15,000,000 shares, or such greater number of shares as we may elect to accept for payment, have been properly tendered at the purchase price selected by us and not properly withdrawn prior to the Expiration Time, we will, subject to applicable law, purchase properly tendered shares on the basis set forth below:

•	First, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

•	tenders all shares owned beneficially of record by the Odd Lot Holder (tenders of less than all of the shares owned by an Odd Lot Holder will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in “The Tender Offer—Conditional Tender of Shares,” we will purchase all other shares properly tendered on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, if necessary to permit us to purchase 15,000,000 shares, shares conditionally tendered (for which the condition requiring us to purchase a specified number of shares was not initially satisfied) and not properly withdrawn, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a stockholder tenders in the Tender Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased.

Odd Lots. The term “odd lots” means all shares properly tendered prior to the Expiration Time and not properly withdrawn by any person who owned beneficially or of record a total of fewer than 100 shares (an “Odd Lot Holder”) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

To qualify for this priority, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in “The Tender Offer—Procedures for Tendering Shares.” Odd lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the Tender Offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all of its shares pursuant to the Tender Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration. If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in “The Tender Offer—Conditional Tender of Shares,” proration for each stockholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders, other than Odd Lot Holders. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in “The Tender Offer—Conditional Tender of Shares,” we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Tender Offer until up to seven business days after the Expiration Time. The preliminary results of any proration will be announced by press release promptly after the Expiration Time. After the Expiration Time, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in “The Tender Offer—United States Federal Income Tax Consequences,” the number of shares that we will purchase from a stockholder in the Tender Offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares and whether to condition any tender upon our purchase of a stated number of shares held by such stockholder.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Appraisal Rights. No appraisal or dissenters’ rights are available to holders of Company Common Stock under applicable law in connection with the Tender Offer.

Procedures for Tendering Shares

Valid Tender. For a stockholder to make a valid tender of shares in the Tender Offer, the Depositary must receive, at one of its addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “The Tender Offer—Procedures For Tendering Shares—Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “The Tender Offer—Procedures For Tendering Shares—Book-Entry Transfer” below).

In the alternative, the tendering stockholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Tender Offer on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s applicable deadline.

The valid tender of shares by you through one of the procedures described in this “The Tender Offer—Procedures for Tendering Shares” will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Tender Offer.

We recommend that stockholders who hold shares through brokers or banks consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.

Stockholders also can specify the order in which we will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Tender Offer. In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration, the Depositary will select the order of shares purchased.

Odd Lot Holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in “The Tender Offer—Terms of the Tender Offer.”

Book-Entry Transfer. For purposes of the Tender Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery. The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees. No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder(s)” (as defined below) of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution,” as defined below.

A “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (1) the Securities Transfer Agents Medallion Program; (2) the New York Stock Exchange, Inc. Medallion Signature Program; or (3) the Stock Exchange Medallion Program.

Except as described above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instructions 1 and 6 to the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 6 to the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender shares in the Tender Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of its addresses set forth on the back cover of this Offer to Purchase and within the period of three business days after the date of execution of that Notice of Guaranteed Delivery, either: (1) the certificates representing the shares being tendered, in the proper form for transfer, together with all other required documents and a Letter of Transmittal, which has been properly completed and duly executed and includes all signature guarantees required thereon; or (2) confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with all other required documents and either a Letter of Transmittal, which has been properly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message.

A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.

Return of Unpurchased Shares. The Depositary will return certificates for unpurchased shares promptly after the expiration or termination of the Tender Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Tendering Stockholders’ Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (1) a number of shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Tender Offer or (2) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the number of shares tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Tender Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Tender Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the Tender Offer, as well as the tendering stockholder’s representation and warranty to us that (1) such stockholder has a “net long position” in a number of shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4 and (2) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Tender Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Tender Offer.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right prior to the expiration of the Tender Offer to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right subject to applicable law to waive any conditions of the Tender Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder whether or not we waive similar defects or irregularities in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our reasonable interpretation of the terms of and conditions to the Tender Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

Lost Certificates. If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the stockholder should promptly notify the Depositary at Computershare Trust Company, N.A. , 480 Washington Blvd. Jersey City, NJ 07310, U.S.A. The Depositary will instruct the stockholder as to the steps that must be taken in order to replace the certificates.

U.S. Federal Backup Withholding. Under the U.S. federal income tax laws, payments to a tendering shareholder may be subject to “backup withholding” at the applicable statutory rate (currently 28%), unless a tendering shareholder

•	provides a correct taxpayer identification number and any other required information and otherwise complies with applicable requirements of the backup withholding rules; or

•	is an exempt recipient and, when required, demonstrates this fact.

A shareholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service (the “IRS”). To prevent backup withholding on cash payable under the Offer, each shareholder that is a U.S. person (as defined in the instructions to the IRS Form W-9) should provide the Depositary (or other applicable withholding agent) with his or her correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal. In order to qualify as an exempt recipient, a shareholder that is not a U.S. person should complete and sign the appropriate IRS Form W-8.

Withdrawal Rights

Except as this section “The Tender Offer—Withdrawal Rights” otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered in the Tender Offer according to the procedures we describe below at any time prior to the Expiration Time for all shares. You may also withdraw your previously tendered shares at any time after midnight, New York City time, on September 28, 2015, unless such shares have been accepted for payment as provided in the Tender Offer. For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If shares have been delivered in accordance with the procedures for book-entry transfer described in “The Tender Offer—Procedures for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in “The Tender Offer—Procedures for Tendering Shares.”

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not we waive similar defects or irregularities in the case of any other stockholder. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Tender Offer, are delayed in our purchase of shares, or are unable to purchase shares in the Tender Offer as a result of a failure of a condition disclosed in “The Tender Offer—Conditions of the Tender Offer,” then, without prejudice to our rights in the Tender Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this “The Tender Offer—Withdrawal Rights.” Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

Purchase of Shares and Payment of Purchase Price

For purposes of the Tender Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this Tender Offer, shares that are properly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Tender Offer.

Upon the terms and subject to the conditions of the Tender Offer, we will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Tender Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Tender Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility;

•	a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent’s message; and

•	any other required documents.

We will pay for shares purchased pursuant to the Tender Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Tender Offer until up to seven business days after the Expiration Time. All shares tendered and not purchased, including shares not purchased due to proration or conditional tender, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering stockholder at our expense promptly after the Expiration Time or termination of the Tender Offer.

Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Tender Offer. See “The Tender Offer—Purchase of Shares and Payment of Purchase Price” and “The Tender Offer—Conditions of the Tender Offer.”

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Tender Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Tender Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering stockholder or other payee that fails to complete fully, sign and return to the Depositary the IRS Form W-9 included with the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to required United States backup withholding at a rate equal to 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Tender Offer. See “The Tender Offer—Procedures for Tendering Shares.” Also see “The Tender Offer—United States Federal Income Tax Consequences” regarding U.S. federal income tax consequences for foreign stockholders.

Conditional Tender of Shares

Subject to the exception for Odd Lot Holders, in the event of an over-subscription of the Tender Offer, shares tendered prior to the Expiration Time will be subject to proration. See “The Tender Offer—Terms of the Tender Offer.” As discussed in “The Tender Offer—United States Federal Income Tax Consequences,” the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are to be purchased. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery.

Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Tender Offer expires, if more than 15,000,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned at our expense, promptly after the Expiration Time.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 15,000,000 then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 15,000,000 shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Conditions of the Tender Offer

The Tender Offer is not conditioned on any minimum number of shares being tendered. Notwithstanding any other provision of the Tender Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Tender Offer or may postpone the acceptance for payment of or the payment for shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Tender Offer, if at any time on or after the commencement of the Tender Offer and prior to the Expiration Time any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Tender Offer or with acceptance for payment or payment for the share in the Tender Offer:

•	there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the consummation of the Tender Offer, the acquisition of some or all of the shares pursuant to the Tender Offer or otherwise relates in any manner to the Tender Offer; or

•	in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair our ability to purchase some or all of the shares pursuant to the Tender Offer;

•	there has been any action threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Tender Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Tender Offer;

•	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares to be purchased pursuant to the Tender Offer; or

•	materially and adversely affect our or our subsidiaries’ or our affiliates’ business, condition (financial or otherwise), income, operations or prospects;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the People’s Republic of China, whether or not mandatory;

•	a material change in United States or People’s Republic of China or any other currency exchange rates or a suspension of or limitation on the markets therefor;

•	a decrease of more than 10% in the market price of the shares or in the general level of market prices for equity securities in the United States of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case measured from the close of trading on July 31, 2015, the last trading day prior to commencement of the Offer;

•	the commencement of a war, armed hostilities or other similar national or international calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or the People’s Republic of China, on or after July 31, 2015;

•	any material escalation of any war or armed hostilities which had commenced prior to July 31, 2015;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•	any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in our shares; or

•	in the case of any of the foregoing existing at the time of the commencement of the Tender Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of our shares (other than the Tender Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before July 31, 2015);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before June 30, 2015, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Tender Offer made hereby), beneficial ownership of an additional 2% or more of our outstanding shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations, prospects or ability to pay our debts as they come due in the ordinary course of our business that, in our reasonable judgment, has or could be reasonably expected to have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Tender Offer to us;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Tender Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we determine that the consummation of the Tender Offer and the purchase of the shares may (1) cause the shares to be held of record by fewer than 300 persons, or (2) cause the shares to be delisted from the New York Stock Exchange or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time on or prior to the Expiration Time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. Any determination by us concerning the events described above will be final and binding on all parties.

Price Range of the Shares/Dividends

The shares are traded on the NYSE under the symbol “NTP.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by the NYSE based on published financial sources.

	High	Low
Year Ending December 31, 2015:
First Quarter	$5.16	$3.51
Second Quarter	$5.40	$3.86
Third Quarter (through July 31)	$5.12	$4.20
Year Ended December 31, 2014:
First Quarter	$7.65	$5.59
Second Quarter	$8.11	$6.14
Third Quarter	$7.58	$6.02
Fourth Quarter	$6.03	$4.18
Year Ended December 31, 2013:
First Quarter	$14.99	$11.90
Second Quarter	$13.44	$5.60
Third Quarter	$8.74	$5.66
Fourth Quarter	$8.61	$6.93

On July 31, 2015, the last full trading day before commencement of the Tender Offer, the last reported sales price of the shares reported by the NYSE was $4.90 per share. We recommend that stockholders obtain a current market price for the shares before deciding whether to tender their shares.

Our board of directors declared the payment of quarterly dividends of $0.05, $0.07, $0.15, $0.02 and $0.02 per share for 2011, 2012, 2013, 2014 and 2015, respectively. The payment of dividends in 2011, 2012, 2013, 2014 and 2015 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends after 2015 will be declared will depend on our future growth and earnings at each relevant period, of which there can be no assurance, and our cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the shares will be declared beyond those declared for 2015, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

Source and Amount of Funds

Assuming that 15,000,000 shares are tendered in the Tender Offer at the purchase price of $5.50 per share, we would need approximately $82,500,00 to purchase such shares (excluding fees and expenses related to the Tender Offer).

We anticipate that we will pay for the shares tendered in the Tender Offer with cash on hand. As most of our cash and cash equivalent assets are denominated in Renminbi, we may drawdown from our US$90.0 million credit facility from HSBC denominated in U.S. dollars to pay for all or a part of this Tender Offer. There are no other alternative financing arrangements or plans in place.

Incorporation by Reference

The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Tender Offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the SEC. These documents contain important information about us.

SEC Filing	Date of Report
Annual Report on Form 20-F	Fiscal Year Ended December 31, 2014
Current Reports on Form 6-K	May 15, 2006
Current Reports on Form 6-K	November 13, 2006

Any statement contained in this Offer to Purchase or in a document incorporated herein by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is modified or superseded in any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase. You can find additional information by visiting our website at: http://www.namtai.com. Information contained on our website is not part of, and is not incorporated into, this Tender Offer.

Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of July 31, 2015, there were 39,618,322 shares of Company Common Stock issued and outstanding. The maximum number of shares we are offering to purchase in the Tender Offer, 15,000,000 shares, represents approximately 37.9% of the total number of issued and outstanding shares as of July 31, 2015.

As of July 31, 2015, our directors and executive officers as a group (7 persons) beneficially owned an aggregate of approximately 13.0 million shares, representing approximately 32.9% of the total number of outstanding shares. This Tender offer is offered to all of our shareholders, including the directors and executives of the Company, who may tender their shares if so desired.

As of July 31, 2015, the aggregate number and percentage of shares of Company Common Stock that were beneficially owned by our current directors, current executive officers and each person who owns (to our knowledge) 5% or more of our outstanding shares were as appears in the second and third columns of the table below.

Unless otherwise indicated, the address of each person listed is c/o Nam Tai Property Inc., Gushu Community, Xixiang Street, Baoan, Shenzhen, People’s Republic of China.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	6,916,000	(2)	17.5%
Koo Ming Kown	5,922,486	(3)	14.9%
I.A.T. Reinsurance Syndicate Ltd.	5,774,800	(2)	14.6%
Charles Chu	32,500	(4)	*
Wing Yan (William) Lo	30,000	(5)	*
Mark Waslen	55,000	(6)	*
Liu Pi Hao	40,000	(7)	*
Bong Shan Nen	50,000	(8)	*

*	Less than 1%.
(1)	Percentage of ownership is based on 39,618,322 common shares outstanding as of July 31, 2015. In accordance with Rule 13d-3(d)(1) under the Exchange Act, options which are exercisable within 60 days of July 31, 2015 have been considered outstanding for the purpose of computing the percentage of the Company’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Mr. Kellogg beneficially holds 6,916,000 common shares, including 5,774,800 common shares held indirectly through I.A.T. Reinsurance Syndicate Ltd. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held by I.A.T. Reinsurance Syndicate Ltd. Mr. Kellogg also holds options to purchase 45,000 shares, which he has received as of July 31, 2015, as a director of the Company.
(3)	Mr. Koo beneficially holds 5,922,486 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife. Mr. Koo also holds options to purchase 600,000 shares, which he has received as of July 31, 2015, for serving as the former CFO of the Company.
(4)	Includes options to purchase 30,000 shares, which he has received as of July 31, 2015, as a director of the Company.
(5)	Represents options to purchase 30,000 shares, which he has received as of July 31, 2015, as a director of the Company.
(6)	Includes options to purchase 45,000 shares, which he has received as of July 31, 2015, as a director of the Company.
(7)	Represents options to purchase 40,000 shares, which he has received as of July 31, 2015, as CEO of the Company.
(8)	Represents options to purchase 50,000 shares, which he has received as of July 31, 2015, as CFO of the Company.

Other Agreements Involving the Company’s Securities. Except as otherwise described herein and for the outstanding stock options, stock awards and other restricted equity interests granted to our directors, executive officers and other employees pursuant to the Company’s various equity benefits plans, which are described in Note 11 to the financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2014, which descriptions are incorporated herein by reference, neither the Company nor any affiliate nor, to the Company’s knowledge, any of the Company’s executive officers or directors, nor associate of the foregoing persons, is a party to any agreement, arrangement, understanding or relationship with the Company or any other person relating, directly or indirectly, to any of the Company’s securities. For more information regarding the terms of our equity incentive plans and certain other agreements, we refer you to the entire text of the documents filed as Exhibits (d)(1) through (d)(4) to the Schedule TO filed by the Company on August 3, 2015, as the same may be amended from time to time, which are incorporated herein by reference.

Recent Securities Transactions. Based on our records and on information provided to us by our directors, executive officers, affiliates, and subsidiaries, neither we nor any of our affiliates, subsidiaries, directors, or executive officers have effected any transactions involving shares of our Company Common Stock during the 60 days prior to July 31, 2015.

Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act

The purchase by us of shares in the Tender Offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of stockholders. As a result, the trading of the shares after consummation of the Tender Offer may have a greater impact on trading prices than would be the case prior to consummation of the Tender Offer.

We believe that there will be a sufficient number of shares outstanding and publicly traded following completion of the Tender Offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of shares in the Tender Offer will cause the remaining outstanding shares to be delisted from the NYSE.

Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares in the Tender Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares in the Tender Offer pursuant to the terms of the Tender Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Tender Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Tender Offer that is material to the success of the Tender Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action where practicable within the time period contemplated by the Tender Offer. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered in the Tender Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained, or would be obtained without substantial cost or conditions, or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. Our obligations in the Tender Offer to accept for payment and pay for shares is subject to conditions. See “The Tender Offer—Conditions of the Tender Offer.”

The Tender Offer is not subject to the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

United States Federal Income Tax Consequences

The following discussion describes certain material U.S. federal income tax consequences of the Offer to U.S. Holders (defined below) whose shares are properly tendered and accepted for payment pursuant to the Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the U.S. Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion addresses only shares held as “capital assets” within the meaning of Section 1221 of the Code (generally property held for investment). It does not address all aspects of U.S. federal income taxation that may be important to particular stockholders in light of their individual investment circumstances, including stockholders subject to special tax rules (for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other entities treated as partnerships for U.S. federal income tax purposes and their partners, tax-exempt organizations (including private foundations), stockholders who are not U.S. Holders, U.S. expatriates or former long-term residents, stockholders who own (directly, indirectly or constructively) 10% or more of our voting stock, controlled foreign corporations, passive foreign investment companies, stockholders who acquired their shares pursuant to any employee share option or otherwise as compensation, stockholders that hold their shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or stockholders that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a stockholder, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships or partners in a partnership holding our shares should consult their own tax advisors regarding the tax consequences of participating in the Offer. This description does not address tax consequences arising under any laws other than U.S. federal income tax laws, including under state, local or foreign laws, or under U.S. federal estate or gift tax laws.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

Characterization of the Purchase

Our purchase of shares from a U.S. Holder pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes. As a consequence of any such purchase, a U.S. Holder will, depending on the U.S. Holder’s particular circumstances, be treated either as having sold its shares or as having received a distribution in respect of such shares. Our purchase of shares pursuant to the Offer will be treated as a sale if a U.S. Holder meets at least one of the three tests discussed below (the “Section 302 tests”). The purchase will be treated as a distribution if the U.S. Holder does not satisfy any of the Section 302 tests.

Section 302 Tests — Determination of Sale or Distribution Treatment

Our purchase of shares pursuant to the Offer will be treated as a sale of the shares by a U.S. Holder if any of the following Section 302 tests is satisfied:

•	as a result of the purchase, there is a “complete redemption” of the U.S. Holder’s equity interest in us;

•	as a result of the purchase, there is a “substantially disproportionate” reduction in the U.S. Holder’s equity interest in us; or

•	the receipt of cash by the U.S. Holder is “not essentially equivalent to a dividend.”

As indicated above, if none of these tests is met with respect to a particular U.S. Holder, then our purchase of shares pursuant to the Offer will be treated as a distribution. In determining whether any of the Section 302 tests has been met, a U.S. Holder must take into account not only shares it actually owns, but also shares it constructively owns within the meaning of Section 318 of the Code (including shares that may be acquired through options that it owns, shares held by certain members of the U.S. Holder’s family, or shares held by certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest).

One of the following tests must be satisfied for the sale of shares pursuant to the Offer to be treated as a sale or exchange rather than as a distribution. U.S. Holders should consult their own tax advisors concerning the application of the following tests to their particular circumstances.

Complete Redemption. The purchase of shares pursuant to the Offer will result in a “complete redemption” of a U.S. Holder’s equity interest in the Company if, immediately after such purchase, such U.S. Holder owns, actually and constructively, no stock of the Company. In applying the “complete redemption” test, U.S. Holders may be able to waive the application of constructive ownership through the family attribution rules, provided that such U.S. Holders comply with the provisions of Section 302(c)(2) of the Code and applicable U.S. Treasury Regulations. U.S. Holders wishing to satisfy the “complete redemption” test through satisfaction of the special conditions set forth in Section 302(c)(2) of the Code should consult their tax advisors concerning the mechanics and desirability of those conditions. A U.S. Holder who holds options to acquire shares of the Company will be treated as the constructive owner of such equity interests and therefore will not be eligible for “complete redemption” treatment, even if all of such U.S. Holder’s actual shares are sold in the transaction.

Substantially Disproportionate. In general, the purchase of a U.S. Holder’s shares pursuant to the Offer will be “substantially disproportionate” as to the U.S. Holder if, immediately after the purchase, the percentage of the outstanding voting stock of the Company that the U.S. Holder actually and constructively owns is less than 80% of the percentage of the outstanding voting stock of the Company actually and constructively owned by such U.S. Holder immediately before the purchase and, immediately following the exchange, such U.S. Holder actually and constructively owns less than 50% of the total combined voting power of the Company.

Not Essentially Equivalent to a Dividend. Our purchase of a U.S. Holder’s shares pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. Holder’s proportionate interest in us, given the U.S. Holder’s particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. Holders who intend to qualify for sale treatment by demonstrating that the proceeds received from us are “not essentially equivalent to a dividend” should consult their tax advisors to determine the possibility of satisfying this test.

We cannot predict whether any particular U.S. Holder will be subject to sale or distribution treatment. Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all of the shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer and the U.S. Holder does not actually or constructively own any other stock of the Company, fewer than all of such shares may be purchased by us. Consequently, we cannot assure you that a sufficient number of any particular U.S. Holder’s shares will be purchased to ensure that this purchase will be treated as a sale, rather than as a distribution, for U.S. federal income tax purposes. Accordingly, a tendering U.S. Holder may choose to submit a “conditional tender” under the procedures described in “The Tender Offer—Conditional Tender of Shares”, which allows the U.S. Holder to tender shares subject to the condition that a specified minimum number of the U.S. Holder’s shares must be purchased by us if any such shares so tendered are purchased.

Treatment as a Dividend or Distribution.

If a U.S. Holder does not satisfy any of the Section 302 tests described above, the full amount received by the U.S. Holder pursuant to the Offer will be treated as a distribution to the U.S. Holder with respect to the U.S. Holder’s shares, and the U.S. Holder’s tax basis in the purchased shares generally will be added to any shares retained by such U.S. Holder. Subject to the PFIC rules discussed below, this distribution generally will be treated as a dividend, which may be taxable as ordinary income to the extent of our current or accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes.

Special rules may apply to any ‘‘extraordinary dividend’’ paid by us. Generally, an ‘‘extraordinary dividend’’ is a dividend with respect to a share that is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such share. In addition, ‘‘extraordinary dividends’’ include dividends received within a one year period that, in the aggregate, equal or exceed 20% of the shareholder’s adjusted tax basis (or fair market value).

Treatment as a Sale or Exchange.

A U.S. Holder that satisfies any of the Section 302 tests described above will be treated as having sold the shares purchased by us pursuant to the Offer and, subject to the PFIC rules discussed below, generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received under the Offer and the U.S. Holder’s tax basis in such shares. The gain or loss recognized generally will be treated as (i) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year as of the date of our purchase pursuant to the Offer and (ii) U.S. source income or loss, as applicable, for foreign tax credit purposes. See, however, the discussion of the PFIC rules below, which could materially alter this treatment. Certain U.S. Holders, including individuals, may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations (including the “wash sale” rules under the Code). A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction). A U.S. Holder may be able to designate which blocks of shares it wishes to tender and the order in which different blocks will be purchased in the event that less than all of its shares are tendered. U.S. Holders should consult their tax advisors concerning the mechanics and desirability of that designation.

Medicare Surtax

Certain U.S. Holders who are individuals, estates or trusts are subject to a 3.8% Medicare surtax on the lesser of the holder’s modified gross income for the taxable year over a certain threshold and net investment income, including dividends and gains from the sale or other taxable disposition of the shares. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of the shares.

Passive Foreign Investment Company Rules

As reported in our Annual Form 20-F, we believe we were a PFIC for the taxable year ending December 31, 2014 and may be a PFIC for the current taxable year. Our PFIC status for the current taxable year will not be determinable until after the close of the current taxable year. Because this determination is dependent upon a number of factors, some of which are beyond the Company’s control, including the amount and nature of the Company’s income, as well as on the market valuation of the Company’s assets and the Company’s spending schedule for its cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that the Company is or is not a PFIC for any given taxable year.

Our potential classification as a PFIC could result in adverse tax consequences for U.S. Holders who dispose of their shares pursuant to the Offer. Generally, U.S. Holders that held shares in a foreign corporation during any taxable year in which the corporation qualifies as a PFIC will be subject to tax at ordinary income tax rates on any gain recognized on the sale of the shares or on any “excess distribution” paid on the shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years or the U.S. Holder’s holding period, whichever is shorter). In addition, such U.S. Holders generally will be subject to an interest charge on the portion of such gain or excess distribution that is allocable to previous tax years during which we were a PFIC. However, certain elections (including a “mark to market” election) may have been made by U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. U.S. Holders that have made any such election should consult their tax advisors regarding the tax consequences of the dispositions of shares. Certain tax filing requirements apply to U.S. Holders who hold and/or dispose of shares of a PFIC. U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of disposing of our shares pursuant to the Offer, in light of our PFIC status, as well as any resulting filing requirements that may apply.

Information Reporting and Backup Withholding

A U.S. Holder that is considered a “significant holder” within the meaning of U.S. Treasury Regulation Section 1.302-2(b) who exchanges shares for cash pursuant to the Offer may be required to comply with the reporting requirements of such regulation. In addition, information reporting requirements will apply to payments made to U.S. Holders, other than certain exempt recipients (such as corporations), who tender their shares. Each U.S. Holder will be asked to provide a correct taxpayer identification number and certify that such holder is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Extension of the Tender Offer; Termination; Amendment

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in “The Tender Offer—Conditions of the Tender Offer” shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, if any event set forth in “The Tender Offer—Conditions of the Tender Offer” has not occurred or has occurred or is deemed by us to have occurred, to terminate the Tender Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in “The Tender Offer—Conditions of the Tender Offer” shall have occurred or shall be deemed by us to have occurred, to amend the Tender Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Tender Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Tender Offer. Amendments to the Tender Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made in the Tender Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PR Newswire or another comparable service. In addition, we would file such press release as an exhibit to the Schedule TO.

If we materially change the terms of the Tender Offer or the information concerning the Tender Offer, we will extend the Tender Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Tender Offer or information concerning the Tender Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Tender Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Tender Offer. If (1)(A) we increase or decrease the price to be paid for shares, (B) decrease the number of shares being sought in the Tender Offer, or (C) increase the number of shares being sought in the Tender Offer by more than 2% of our outstanding shares (or approximately 792,000 shares) and (2) the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to stockholders in the manner specified in this “The Tender Offer—Extension of the Tender Offer; Termination; Amendment,” the Tender Offer will be extended until the expiration of such period of ten business days.

Fees and Expenses

We have retained Georgeson Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Tender Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Tender Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws. We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of shares in the Tender Offer. We recommend that stockholders holding shares through brokers or banks consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Tender Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Tender Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Instruction 7 in the Letter of Transmittal.

Miscellaneous

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed a Tender Offer Statement under cover of Schedule TO with the SEC, which contain additional information with respect to the Tender Offer. These materials, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in the section of this Offer to Purchase titled “The Tender Offer— Incorporation by Reference” with respect to information concerning us.

This Offer to Purchase and Letter of Transmittal do not constitute an offer to purchase securities in any jurisdiction in which such offer is not permitted or would not be permitted. If we become aware of any jurisdiction where the making of the Tender Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable. If, after such good faith effort, we cannot comply with the applicable law, the Tender Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.

You should only rely on the information contained in this Offer to Purchase or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Tender Offer. We have not authorized any person to give any information or to make any representation in connection with the Tender Offer other than those contained in this Offer to the Purchase or in the Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Depositary or the Information Agent.

Nam Tai Property Inc.

August 3, 2015

The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Tender Offer is:

Computershare Trust Company, N.A.

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Delivery of the letter of transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent.

The Information Agent for the Tender Offer is:

Georgeson Inc. 480 Washington Blvd., 26th Floor Jersey City, NJ 07310 Call Toll-Free: (888) 666-2580